FILE NO. 70-9685

                               June 27, 2000

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                              AMENDMENT NO. 1
                                     TO
                                  FORM U-1


          APPLICATION FOR AN EXEMPTIVE ORDER UNDER SECTION 2(A)(7)
             OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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                            The AES Corporation
                           1001 North 19th Street
                            Arlington, VA 22209

      (Name of company filing this statement and address of principal executive offices)
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                            William R. Luraschi
                       General Counsel and Secretary
                            The AES Corporation
                           1001 North 19th Street
                            Arlington, VA 22209

                  (Name and address of agent for service)
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             The Commission is also requested to send copies of
           any communications in connection with this matter to:

Clifford M. Naeve, Esq.
Judith A. Center, Esq.
William C. Weeden
Skadden, Arps, Slate, Meagher & Flom L.L.P.
1440 New York Avenue, N.W.
Washington, D.C. 20005





           Application For Exemptive Order Under Section 2(a)(7)
             of the Public Utility Holding Company Act of 1935

AES hereby amends the second paragraph of Item 1.B.2 of its Application to read as follows:

               EDC's acquisition of FPU was made in the context of a contest for control of EDC in Caracas, Venezuela and in the United States. In the course of this contest, as of June 12, 2000 AES has acquired approximately 2,613,640,134 shares of EDC, which represents approximately 81 percent of all shares outstanding (including shares represented by American Depository Shares). However, despite ownership of those shares, AES cannot gain control of EDC's board of directors until a meeting of the shareholders of EDC is held, at which time AES would be able to elect its representatives to the board of directors. Under Article 9 of EDC's By-Laws, any shareholder owning more than one-fifth of the shares of EDC can require the directors to call a special meeting of shareholders. Once a shareholders meeting has been requested, Article 278 of the Venezuelan Commercial Code requires that the meeting must be called within 30 days. The By-Laws of EDC require that a notice of the special meeting of shareholders must be published in two Venezuelan newspapers of national circulation at least 15 days prior to the date of the special meeting of shareholders. A notice of the meeting was published on June 14, 2000, and the meeting will be held on July 1, 2000.

               On June 22, 2000 EDC sold all of its interest in FPU. This removes the obstacle under the Act erected by the Companies in an attempt to prevent AES from acquiring them. Before AES takes control of the Companies, a notification of Foreign Utility Company ("FUCO") status will be filed with the Commission on behalf of EDC. Following the FUCO filing, AES will withdraw this application.



                                 SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicant has duly caused this pre-effective Amendment No. 1 to its Application/Declaration on Form U-1 to be signed on its behalf by the undersigned thereunto duly authorized.


THE AES CORPORATION:


By:  /s/  Paul Hanrahan
     ---------------------------
Name:  Paul Hanrahan

Title: Senior Vice President


Date:  June 27, 2000